                                BURLINGTON RESOURCES INC.
                            RATIO OF EARNINGS TO FIXED CHARGES
                                        EXHIBIT 12.1
                                         (UNAUDITED)


                                                             Nine Months Ended
                                                               September 30,
                                                             1995           1994

                                                  (In Thousands, Except Ratio Amounts)

Earnings

 Income (Loss) Before Income Taxes....................$  (570,390)  $     92,207

 Add
  Interest and fixed charges..........................     81,511         64,440
  Portion of rent under long-term operating
    leases representative of an interest factor.......      3,325          3,400
                                                       ----------    -----------
 Total Earnings Available for Fixed Charges...........$  (485,554)  $    160,047
                                                       ==========    ===========


Fixed Charges

 Interest and fixed charges...........................$    81,511   $     64,440
 Portion of rent under long-term operating
   leases representative of an interest factor........      3,325          3,400
 Capitalized interest.................................      2,168          1,035
                                                       ----------    -----------
 Total Fixed Charges..................................$    87,004   $     68,875
                                                       ==========    ===========


Ratio of Earnings to Fixed Charges(1).................     (5.58)x         2.32 x
                                                       ==========    ===========










(1) Earnings Available for Fixed Charges for 1995 are inadequate to cover Fixed Charges in the amount of approximately $573 million.






                                        - 14 -